SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of: August 2005
Commission File Number: 000-31815
HYDROGENICS CORPORATION — CORPORATION HYDROGENIQUE
(Exact name of registrant as specified in charter)
5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): ☐.

EXPLANATORY NOTE
     This Form 6-K is being filed with the Securities and Exchange Commission in order to furnish the Exhibits attached hereto as Exhibits 99.1 through 99.5.

SIGNATURE
EXHIBIT INDEX
EX-99.1: SECOND QUARTER 2005 INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND RESULTS OF OPERATIONS
EX-99.2: SECOND QUARTER 2005 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
EX-99.3: PRESS RELEASE
EX-99.4: CERTIFICATIONS
EX-99.5: POWERPOINT PRESENTATION ENTITLED "SECOND QUARTER RESULTS"

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION — CORPORATION HYDROGENIQUE

Date: August 4, 2005	By:	/s/ Lawrence E. Davis

Name: Lawrence E. David
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Hydrogenics Corporation Second Quarter 2005 Interim Consolidated Financial Statements and Results of Operations

99.2	Hydrogenics Corporation Second Quarter 2005 Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Press Release, dated August 4, 2005, entitled “Hydrogenics Reports Second Quarter 2005 Results”

99.4	Certifications pursuant to Canadian law

99.5	PowerPoint presentation entitled “Second Quarter Results, August 4, 2005”